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File No. 049982-0001

February 14, 2012

VIA EDGAR

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549

Re:                             Radius Health, Inc., Preliminary Information Statement on Schedule 14C
Filed January 31, 2012, File No. 000-53173

Dear Mr. Reynolds:

On behalf of Radius Health, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, an amendment (the “Amendment”) to the Company’s Preliminary Information Statement on Schedule 14C filed January 31, 2012 (the “Information Statement”).

This letter responds to the February 10, 2012 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Information Statement.  The Company’s responses are as follows.  For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response.  Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the Amendment in the response.

1.              Please provide all of the information required by Item 202 of Regulation S-K with respect to action no. 1. In so doing, please provide additional details describing background and reasons for this action and fully describe the changes to your securities. See Items 12(b) and (c) of Schedule 14A. For example purposes only, it is unclear from your disclosure on page 4 if you have accrued daily dividends on your preferred stock or if the board has declared dividends in cash and/or shares. It is also unclear if your series A-6 convertible preferred stock is outstanding. Also please further explain the changes in the 3rd bullet point on page 4 where it states that the amendments are to “clarify procedural mechanics regarding the conversion of the [c]ompany’s preferred stock.”

Response: The Company has revised the disclosure in response to the Staff’s comment.  See pages 4-6 of the Amendment.  For the Staff’s convenience, a copy of these pages marked to show the Company’s revisions is attached as Exhibit A.

Although the Company is amending the Information Statement in response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe it is required to furnish the information required by Item 12 of Schedule 14A because the changes to the Certificate of Designations are not “modifications” that create any “material differences.”  As described more fully on pages 4-6 of the Amendment, the changes to the Certificate of Designations implement certain administrative modifications that are desirable to clarify the application of certain of its provisions, address potential procedural ambiguities and correct certain internal inconsistencies or typographical errors in the Certificate of Designations.

2.              Please tell us why you believe the changes to your securities do not require financial information pursuant to Item 12(f) of Schedule 14A.

Response: The Company has revised the disclosure in response to the Staff’s comment by incorporating the disclosure required by Item 12(f) of Schedule 14A by reference to its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), as permitted by Item 13(b) of Schedule 14A.  See page 39 of the Amendment.  The Company will comply with the conditions specified in Items 13(b) and 13(c) of Schedule 14A, including attaching the Form 10-K to the Amendment being mailed to all of the Company’s stockholders.  For the Staff’s convenience, a copy of this page marked to show the Company’s revisions is attached as Exhibit B.

Although the Company is amending the Information Statement in response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe it is required to furnish financial information in the Information Statement pursuant to Item 12(f) of Schedule 14A because the information required by Item 13(a) of Schedule 14A is not material for the exercise of prudent judgment in regard to the matter to be acted upon given that the Information Statement is not a request for a proxy and that recipients are not being asked to take any action.  As a result, the Company believes that such information may be omitted pursuant to Instruction 1 to Item 13 of Schedule 14A.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me by telephone at (312) 876-6516.

Very truly yours,

/s/ Roderick O. Branch
Roderick O. Branch
of LATHAM & WATKINS LLP

cc:                B. Nicholas Harvey, Radius Health, Inc.

Peter N. Handrinos, Latham & Watkins LLP

EXHIBIT A

Pages 4-6 of Amendment No. 1 to Schedule 14C, Marked

ACTION 1—~~CERTIFICATE OF~~ AMENDMENT TO CERTIFICATE OF DESIGNATIONS

Proposal and Background Information

The Charter Amendment was adopted and approved by the Board on January 31, ~~2012, and~~2012.  On February 13, 2012, the Charter Amendment was approved by ~~our stockholders on February 10, 2012, as further described above, to~~:

•                  approximately 95% of the outstanding shares, as of the Record Date, of the Company’s Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series A-3 Convertible Preferred Stock outstanding, collectively; and

•                  approximately 92% of the outstanding shares, on the Record Date, of the Company’s common stock on an as-converted basis.

The Charter Amendment makes specified amendments to the Certificate of Designations relating to, among other things, the dividend rights of the Company’s Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series A-3 Convertible Preferred Stock and the conversion of the Company’s preferred stock, all as more specifically set forth in the Charter Amendment.

On the Record Date, there were:

•                  675,897 shares of the Company’s common stock outstanding; and

•                  2,075,488 shares of preferred stock outstanding, consisting of:

•                  939,612 shares of Series A-1 Convertible Preferred Stock;

•                  983,208 shares of Series A-2 Convertible Preferred Stock;

•                  142,227 shares of Series A-3 Convertible Preferred Stock;

•                  3,998 shares of Series A-4 Convertible Preferred Stock;

•                  6,443 shares of Series A-5 Convertible Preferred Stock; and

•                  no shares of Series A-6 Convertible Preferred Stock.

Under the terms of the DGCL and our certificate of incorporation, the affirmative vote of the holders of the Senior Majority and of a majority of our outstanding shares of common stock on an as-converted basis was required to approve the Charter Amendment.  As described above, the Company received such affirmative vote on February 13, 2012.

The following description of the Charter Amendment is intended to be a summary only and is qualified in its entirety by the terms of the Charter Amendment attached to this Information Statement as Exhibit B, which is incorporated herein by reference.

Summary

The following is a summary of the differences between the terms of the existing preferred stock and the preferred stock as modified by the Charter Amendment and the general effect of such changes.

~~•              specify that dividends on~~Accrual of Dividends.  The Charter Amendment clarifies the language in the Certificate of Designations relating to the accrual of dividends on the outstanding shares of the Company’s Series A-1 Convertible Preferred Stock, Series A-2 Convertible Preferred Stock and Series A-3 Convertible Preferred Stock ~~accrue on a daily basis;~~ to specify that dividends accrue on a daily basis (see the first, second and third resolutions in the Charter Amendment attached hereto as Exhibit B).  Although the Certificate of Designations currently states that such dividends shall be accrued at the end of each quarter, the Certificate of Designations is silent as to the payment of accrued dividends upon conversion at any other time.  In order to reflect the understanding of the Company and its investors with respect to the accrual of dividends, the Charter Amendment includes language to make clear that dividends shall be accrued on a daily basis up to the date of conversion.  The Company has historically accounted for the accrual of such dividends on a daily basis in its financial statements in a manner consistent with the language in the Charter Amendment.  See “—Reasons for the Charter Amendment,” below.

~~•              clarify~~Payment of Accrued Dividends.  The Charter Amendment clarifies that the Board has the discretion to pay ~~such~~ accrued dividends in cash or through the issuance of shares of the Company’s common stock upon the conversion of the Company’s preferred stock~~; and~~  (see the seventh resolution in the Charter Amendment attached hereto as Exhibit B).  This amendment adds language to Section 10(a) of the Certificate of Designations to clarify that accrued dividends on the preferred stock would be payable in either cash or common stock, at the discretion of the Board, upon the occurrence of an automatic conversion of the preferred stock.  The Board has determined that the payment of accrued dividends upon automatic conversion of the preferred stock upon the listing of the common stock on the Nasdaq National Market shall be made through the issuance of shares of the Company’s common stock.  See “—Reasons for the Charter Amendment,” below.

~~•              clarify procedural~~                Administrative Mechanics of Conversion.  The Charter Amendment clarifies the administrative mechanics regarding the conversion of the Company’s preferred stock, including the treatment of fractional shares resulting from the ~~application of~~ conversion ~~ratios~~of the preferred stock and the manner in which shares of multiple series of preferred stock surrendered for conversion by a single holder are to be treated~~.~~ (see the fourth, fifth and sixth resolution in the Charter Amendment attached hereto as Exhibit B).  Specifically:

•                  the amendment to Section 7(a) of the Certificate of Designations corrects a typographical error that resulted in an incorrect reference to “Series A-6 Original Purchase Price” rather than “Series A-5 Original Purchase Price,” and removes an inconsistent reference to fractional shares being rounded up rather than being paid in cash;

~~This description of the Charter Amendment is intended to be a summary only and is qualified in its entirety by the terms of the Charter Amendment attached to this Information Statement as Exhibit B, which is incorporated herein by reference.~~

•                  the amendment to Section 7(c) of the Certificate of Designations clarifies the intent of the existing language of Section 7(c) by stating clearly how the conversion of multiple shares of preferred stock are to be treated and by specifying the application of this provision to a “Special Mandatory Conversion” or automatic conversion; and

~~Under the terms of the DGCL and our certificate of incorporation, the affirmative vote of the holders of at least the Senior Majority and of a majority of our outstanding shares of common stock on an as-converted basis was required to approve the Charter Amendment.~~

•                  the amendment to Section 7(d) of the Certificate of Designations corrects a typographical error that resulted in an incorrect cross reference to Section 7(d)(vi) rather than Section 7(d)(viii) where the definition of “Current Market Price” is contained.

See “—Reasons for the Charter Amendment,” below.

Reasons for the Charter Amendment

The Charter Amendment ~~effects changes to our certificate of incorporation~~implements certain administrative modifications to the Company’s Certificate of Designations that are desirable to clarify the application of certain of its provisions ~~thereof~~ and address potential procedural ambiguities ~~in connection with the conversion of shares of convertible preferred stock.~~     and correct certain internal inconsistencies or typographical errors in the Certificate of Designations.  These modifications were made in anticipation of the Company’s proposed listing of its common stock on the Nasdaq National Market to facilitate the automatic conversion of the preferred stock upon such listing.  They have been approved by the affirmative vote of the holders of at least the Senior Majority and of a majority of the Company’s outstanding shares of common stock on an as-converted basis, as required by the DGCL and the certificate of incorporation.  The modifications are in accordance with the understanding of these stockholders and the intended effect of the Certificate of Designations since the preferred stock was issued.

Effectiveness of ~~Restated Certificate~~the Charter Amendment

The Charter Amendment will become effective upon the filing of a Certificate of Amendment setting forth the Charter Amendment with the Secretary of State of the State of Delaware, which the Company intends to file on or after the date of expiration of the 20-day period commencing on the date of mailing of this Information Statement to our stockholders as required under Rule 14c-2 under the Exchange Act.  The Company desires to make the clarifying administrative modifications reflected in the Charter Amendment in anticipation of the proposed listing of its common stock on the Nasdaq National Market and the concurrent automatic conversion of the preferred stock.

EXHIBIT B

Page 39 of Amendment No. 1 to Schedule 14C, Marked

Company will deliver promptly upon written or oral request a separate copy of the Information Statement to a security holder at a shared address to which a single copy of the Information Statement was delivered. A security holder can notify the Company that the security holder wishes to receive a separate copy of the Information Statement by sending a written request to the Company at Radius Health, Inc., 201 Broadway, 6th Floor, Cambridge, MA 02139, or by calling the Company at (617) 551-4700 and requesting a copy of the Information Statement. Security holders who receive multiple copies of the Information Statement at their address and would like to request that only a single copy of communications be delivered to the shared address may do so by making either a written or oral request to the Company contacts listed above.

ADDITIONAL INFORMATION

We are subject to the reporting and information requirements of the Exchange Act, and in accordance therewith file periodic reports, proxy statements and other information with the SEC.  You can read periodic reports, proxy statements and other information filed us in accordance with the Exchange Act can be read and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549.  Electronic reports, proxy statements and other information filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) are publicly available through the SEC’s web site (http://www.sec.gov).

INCORPORATION BY REFERENCE

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which has been filed with the SEC pursuant to the Exchange Act, is being mailed to you along with this Information Statement and is hereby incorporated by reference into this Information Statement.

By Order of the Board of Directors

/s/ Michael S. Wyzga
Michael S. Wyzga
President and Chief Executive Officer

Cambridge, Massachusetts

February ~~10,~~14, 2012